EXHIBIT 12.1

BEVERLY ENTERPRISES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31,		Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(Dollars in thousands)
Income (loss) before provision for (benefit from) income taxes, discontinued operations and cumulative effect of change in accounting for goodwill	$21,065	$1,393	$28,123	$(31,103)	$(213,084)	$(69,915)	$(265,499)

Add fixed charges:
Interest expense (including capitalized interest)	11,389	14,970	59,863	63,109	74,105	77,142	69,438
Interest factor in rent expense	3,604	3,716	14,367	15,731	20,134	21,590	21,924
Amortization of debt issue costs	624	1,271	4,474	3,096	4,051	2,571	2,909

Total fixed charges	15,617	19,957	78,704	81,936	98,290	101,303	94,271

Less capitalized interest	(120)	(106)	(433)	(1,492)	(1,517)	(2,326)	(1,655)

Total earnings	$36,562	$21,244	$106,394	$49,341	$(116,311)	$29,062	$(172,883)

Ratio of earnings to fixed charges	2.34	1.06	1.35	(1)	(1)	(1)	(1)

(1)	Earnings were inadequate to cover fixed charges by $32,595,000, $214,601,000, $72,241,000 and $267,154,000 for the years ended December 31, 2002, 2001, 2000 and 1999, respectively.